

March 23, 2023

Manavendra Sial
Senior Vice President and Chief Financial Officer
Fluence Energy, Inc.
4601 Fairfax Drive , Suite 600
Arlington , Virginia

> **Re: Fluence Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **Response dated March 16, 2023**
> **File No. 1-40978**

Dear Manavendra Sial:

We have reviewed your March 16, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2023 letter.

Response Letter dated March 16, 2023

Form 10-K for the Fiscal Year Ended September 30, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 58

1. We note your response to prior comment 2 in regards to your adjustments for COVID-19 related excess shipping costs and project charges. Please tell us in greater detail how you concluded that these adjustments were for items separable from your normal operations rather than normal, recurring operating expenses and how you quantified the amounts deemed to be incremental to charges incurred prior to COVID-19. Your response should explain how you considered Question 100.01 of the C&DI on non-GAAP Financial Measures. Please also explain why the loss related to the Cargo Loss Incident should be excluded from Adjusted EBITDA.

You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing